Filed by Woodward, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 333-236737

The following communication was made available to all employees at Woodward, Inc. on the company’s intranet starting on March 5, 2020.

MERGER UPDATE

March 4, 2020

The proposed merger of Hexcel and Woodward has received clearance from U.S. regulators as the result of a premerger notification filing under the Hart-Scott-Rodino Act, which provides notice to the Federal Trade Commission (U.S.) and the U.S. Department of Justice of a pending merger. This clearance was one of the closing conditions for the merger, which has now been satisfied.

On February 27, the companies filed a Form S-4 and preliminary proxy/prospectus that provides shareholders with information about the merger that is essential for them as they decide how to vote. The proxy statement/prospectus, when finalized, will include the date for the special meeting of shareholders to vote on matters related to the merger. If you’re interested in reading the preliminary proxy, you can find it at www.woodward.com under the Investor Relations tab.

Last week, Integration Planning Team members from both Hexcel and Woodward met to begin planning in anticipation of the merger of the two companies later this year. Functional teams, supported by consultants from PricewaterhouseCoopers (PwC), spent two and a half days exploring the processes that each use in areas including Communications, EHS, Finance, HR, IT, Sourcing, Legal and Quality and planning for how the functions will align those processes once the merger is complete. The teams will meet weekly either via conference call or in person until the merger is approved and closed.

Nick Stanage and Tom Gendron spoke to the team to kick off the meeting. Nick also visited a number of the functional sessions and closed the meeting with comments on Thursday. “This is the start of something special,” he said.

More news about the proposed merger will follow as we achieve additional milestones toward closing.

www.woodwardhexcelmerger.com

Merger FAQ Site Available for Woodward Members

View the answers to frequently asked questions and submit your own questions about the pending merger on Woodward’s merger FAQ site. The content is available in English, German, Polish, Bulgarian and Chinese.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed documents, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2019, Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019 and the joint proxy statement/prospectus included in Woodward’s registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward has filed with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement includes a joint proxy statement of Woodward and Hexcel and a prospectus of Woodward, and each party may file other documents regarding the proposed merger with the SEC. When the joint proxy statement/prospectus is finalized, it will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.